UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street 151 25 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on June 23, 2010: Euroseas Ltd. Announces Delivery And Employment Of Recently Acquired Vessel And Reactivation of Laid-Up Vessel.

Exhibit 1

Euroseas Ltd. Announces Delivery And Employment Of Recently Acquired Vessel And Reactivation of Laid-Up Vessel.

June 23, 2010, Maroussi, Athens, Greece - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, announced today that it has taken delivery of M/V Oder Trader, an intermediate containership of 2,008 twenty foot equivalent units (teu) built in 1998 in Poland. The vessel, acquired for $15.85 million as previously announced, will be renamed M/V Aggeliki P.

The Company also announced that the vessel has entered in a time charter contract for a minimum of eleven to a maximum of thirteen months at a gross daily rate of $7,000 with a major European charterer.The charter will commence about the end of June 2010.

Furthermore, the Company announced the reactivation of M/V Despina P, a handysize containerships of 1,932 teu built in 1990, which has been laid-up since March 2009. The vessel has entered in a time charter contract for about 6 months at a gross daily rate of $7,500. The charter will commence in the first half of July 2010.

Following the delivery of the M/V Aggeliki P and the employment contracts of M/V Aggeliki P and M/V Despina P, approximately 87% of Euroseas containership fleet days in 2010 and approximately 38% in 2011 will be fixed under period charters.

Aristides Pittas, Chairman and CEO of Euroseas commented: "We are pleased to announce the reactivation of one of our laid-up vessels along with the delivery and chartering of our new containership acquisition. The market is giving us clear signs of recovery evidenced by the fact that the idle containership fleet is being absorbed at a pace which was not expected even by the most optimistic views just a few months ago. We are confident that we will soon be able to reactivate and employ our second laid-up vessel as well.”

 Fleet Profile:

As of June 23, 2010, the profile and deployment of our fleet is the following:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
PANTELIS	Panamax	74,020		2000	TC ‘til Feb-12	$17,500
ELENI P	Panamax	72,119		1997	TC ‘til May/Aug-10 Then ‘til Aug-12 (currently detained off the coast of Somalia after being hijacked)	$15,350 $23,500
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	TC ‘til Mar-12	$18,900
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
Total Dry Bulk Vessels	5	331,808
Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ‘til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jun-10 (option ‘til Mar-11) (option ‘til Mar-12)	$4,000 $4,000 $7,500
AGGELIKI P	Intermediate	30,360	2,008	1998	TC’ Til May-11	$7,000
DESPINA P	Handy size	33,667	1,932	1990	TC’til Dec-10	$7,500
JONATHAN P (ex- OEL INTEGRITY)	Handy size	33,667	1,932	1990	Laid-up
CAPTAIN COSTAS (ex-OEL TRANSWORLD)	Handy size	30,007	1,742	1992	Monthly options TC ‘til Mar-11	$4,250
YM PORT KELANG (ex-MASTRO NICOS, ex- YM XINGANG I)	Handy size	23,596	1,599	1993	TC ‘til Nov-10 (option ‘til Nov-11)	$3,750 $5,900
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-10 (option ‘till Oct-11)	$4,000 CONTEX less 10% (***)
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Jun-10 Thereafter TC Til March-11	$4,200 $6,800
KUO HSIUNG	Feeder	18,154	1,169	1993	Monthly options TC ‘til Dec-10 (option ‘til Jun-11)	$3,850 $5,300
Total Container Carriers	9	274,354	17,787
Fleet Grand Total	15	628,730	18,737

 (*) “Irini” is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the drybulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the drybulk area.

(***) CONTEX is a charter market index for 1,700 teu containership vessels

About Euroseas Ltd.
Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Select Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 16 vessels, including 4 Panamax drybulk carriers and 1 Handymax drybulk carrier, 3 Intermediate containership, 5 Handysize containerships, 2 Feeder containerships and a multipurpose dry cargo vessel. Euroseas` 5 drybulk carriers have a total cargo capacity of 331,808 dwt, its 10 containerships have a cargo capacity of 17,787 teu and its multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including our expected joint venture and vessel acquisitions and time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for drybulk vessels and containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane,
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  June 23, 2010

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President